FOR IMMEDIATE RELEASE: December 5th, 2011	PR 11-28

Atna Resources Begins Work at Pinson

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN/ OTCBB:ATNAF) is pleased to announce that it has signed an agreement with DMC Mining Services Corporation ("DMC) to provide contract mining services at the Pinson Mine, near Winnemucca, Nevada.  DMC is expected to mobilize personnel and equipment to the site in January 2012. Atna is presently in the process of retaining key personnel to manage the operation and has commenced rehabilitation of surface facilities and general clean-up operations in preparation of underground development activities.

A revised geologic model and estimate of mineral resources to include all previous drilling is currently underway. An updated NI43-101 compliant Technical Report will be prepared on completion of this work.  Mine planning and cost estimation studies are expected to be completed by the end of the first quarter 2012.

"We are making good progress in ramping up activities at Pinson.  Our goal is to commence mining gold ore's at Pinson by the fourth quarter of 2012", states James Hesketh, President and CEO.

For additional information on Atna Resources and the Pinson Mine project, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to mine development, gold production, and economic potential at the Pinson property. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold production and operating costs, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com